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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 24, 1998

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

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                            PMC INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

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                            PMC INTERNATIONAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         PREFERRED STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                           COMMON STOCK: 693437-40-2
                          PREFERRED STOCK: 693437-20-4
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

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                             MAUREEN E. DOBEL, ESQ.
                                GENERAL COUNSEL
                            PMC INTERNATIONAL, INC.
                          555 17TH STREET, 14TH FLOOR
                                DENVER, CO 80202
                                 (303) 292-1177
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
           AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)

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                                WITH A COPY TO:
                            FRANCIS R. WHEELER, ESQ.
                            HOLME ROBERTS & OWEN LLP
                        1700 LINCOLN STREET, SUITE 4100
                                DENVER, CO 80203

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                                  INTRODUCTION

  This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by PMC International, Inc., a Colorado corporation (the "Company"), relating to the tender offer by The Ziegler Companies, Inc., a Wisconsin corporation, and its wholly owned subsidiary ZACQ Corp., a Colorado corporation, to purchase all outstanding shares (including scrip) of Common Stock, par value $0.1 per share, and all outstanding shares of Preferred Stock, without par value, of the Company. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  The response to Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph under "(b) Background of the Merger and the Offer."

  The $2.50 per Preferred Share conversion and exercise price applicable to the $500,000 promissory note issued by the Company to Parent on October 15, 1998 and the Preferred Stock Option Agreement dated October 15, 1998 between the Company and Parent, respectively, is the initial liquidation preference of the Preferred Shares that would be issued to Parent upon conversion or exercise, as the case may be. The liquidation preference of the Company's outstanding Preferred Shares that are the subject of the Offer is equal to $2.50 per share plus accrued and unpaid dividends, which totalled approximately $2.33 per Preferred Share as of September 30, 1998. Thus, the liquidation preference of the Company's outstanding Preferred Shares as of September 30, 1998 was approximately $4.83 per share. As of September 30, 1998, the Company did not have sufficient assets available to pay this amount upon liquidation at its then existing book value. The Company has not paid a dividend to holders of Preferred Shares since July 15, 1991, and does not currently have sufficient assets available to pay any dividends.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 of the Schedule 14D-9 is hereby amended by adding the following new exhibit:

  Exhibit A-4 Letter to Holders of Common Stock (including scrip) and
             Preferred Stock of PMC International, Inc., The Ziegler Companies, Inc. and ZACQ Corp. dated November 23, 1998.

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                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          PMC International, Inc.

                                                  /s/ Scott A. MacKillop
                                          By: _________________________________

                                          Name: Scott A. MacKillop
                                          Title: President

Dated: November 23, 1998

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